

Craig Taplin (He/Him) · 3rd

Founder/President/CEO at Aussie Soles Global Corp. Director Aussie Soles Holdings Pty Ltd

Coolum Beach, Queensland, Australia ·

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500+ connections

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Aussie Soles Global Corp.

Australian Institute of Management

Featured



Aussie Soles Global Corp's., Wefun

"Own a part of Aussie Soles Global Now" ...

Invest in Aussie Soles Global: Succ made with sustainable materials. |

wefunder.com • 6 min read

6

Activity

952 followers



I 100% agree with you and have moved my entire business over to eco friendly upcycled materials, plant based materi...

Craig commented



Thanks Naira, We are climbing everyday and expect to close out the campaign very soon. Watch this space.. I hope you'...

Craig replied to a comment



I'd like to say a big THANK YOU 🙏 to all of our Aussie Soles community that have jumped on to support our fundraising...

Craig shared this

15 Reactions • 3 Comments



I'm so proud of our Aussie Olympians and all the medals that are coming home. I can't wait to see how many more we get...

Craig commented

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Experience

President CEO

Aussie Soles Global Corp.

Jan 2020 – Present · 1 yr 9 mos

Sheridan, Wyoming

Aussie Soles is a leader in orthotic support sandals lifestyle footwear within the fast casual sector of the footwear industry. Delivering recovery and support to a range of foot and body conditions and fast acting recovery after sport and generally active exercise.

Aussie Soles

Financial Director

Hearing Tech Pty Ltd · Self-employed

Dec 2019 – Present · 1 yr 10 mos

Coolum, Queensland, Australia

HearingTech is the exclusive distributor of Elacin hearing protection for Australia and New Zealand.
www.hearingtech.com.au

Managing Director

Aussie Soles Holdings Pty Ltd

Aug 2010 – Present · 11 yrs 2 mos

Coolum Qld Australia

I am the Director of the Company and continue to expand Globally through Key Distributors and Contract Manufacturuers.

...see more

Best Footwear Retailer Australia | Aussie Soles

Business Adviser

Hearsafe Australia Pty Ltd

Jul 2017 – Present · 4 yrs 3 mos

3/4 Lysaght Street Coolum Qld 4573

Brand building, strategic planning, sales, marketing and development of custom hearing protection distributing ACS products with my partner Angela Tan.


AOG

Australia's Best Ear Plugs | HearSafe...

Director

Aussie Soles Australia Pty Ltd

Aug 2006 – Aug 2011 · 5 yrs 1 mo

Noosa Australia

Managing Director
Distribution and roll out of vertical integration.
Opening seven stores throughout Qld
Design and Development of all products and proce ...see more

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Education

Australian Institute of Management

MBA, Business Administration and Management, General

2019 – 2023

Bruce Campbell Entrepreneurial Business School

EBS 12 , Business, Management, Marketing, and Related Support Services, Year One

2020 – 2021

Entrepreneurial Business School is a leading Business Coaching firm that followed on from over a decade of Business Coaching and consulting services with a global coaching company.

Bruce has done business in 31% of all the world's countries and was awarded a Stevie Award for Company of the Year - Business Services - at the 2014 & 2015 International Business Awards. Bruce is 8-time winner of Global #1 Business Coach, and 9-time winner of Asia/Pacific Coach of The Year. Bruce travels between his 4 offices in Dallas USA, Hong Kong PRC, Chennai INDIA and on the Sunshine Coast Australia, speaking, teaching, and coaching thousands of business owners and entrepreneurs every year.

Entreprenuers School of Life

Make it happen!, Business, Manufacturing, Marketing, Sales and Public Offerings

1990 – 2013

Licenses & certifications

MBA Unit - Leading, Managing & Developing People

Australian Institute of Management

Issued May 2020 · No Expiration Date

Credential ID 18278788

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Skills & endorsements

Brand Development · 14

Bibiana Ovalle and 13 connections have given endorsements for this skill

Product Development · 11

Rajshree Singh (Ramira) and 10 connections have given endorsements for this skill

Strategic Planning · 9

Rajshree Singh (Ramira) and 8 connections have given endorsements for this

skill

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Recommendations

Received (1) Given (0)



Markus Forest
Multisport Endurance Coach at runforestrunfamily
May 8, 2014, Markus was a client of Craig's

Craig agreed to sponsor my citizen media project and help make it a reality. I can see he has a community based outlook in regards to business.

Interests

Target
1,365,680 followers

Johnson & Johnson
7,053,132 followers



Jacinda Ardern
Prime Minister of New Zealai
549,427 followers



Bill Gates
Co-chair, Bill & Melinda Gate
33,881,242 followers

Executive Chairmen Net
1,211 members



Scott Morrison
Prime Minister of Australia
525,662 followers

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